FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                         For the month of November 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.











BG GROUP PLC
2003 THIRD QUARTER RESULTS
--------------------------------------------------------------------------------

"Strong underlying growth continues to drive BG's earnings progression."

Sir Richard Giordano, Chairman


                                              HIGHLIGHTS


     Third Quarter                                                      First Nine Months
    2003      2002                              Results excluding        2003       2002
    GBPm      GBPm                              exceptional items        GBPm       GBPm

   1,031       618             +67%             Turnover                2,700      1,912           +41%

     307       198             +55%             Total operating           924        634           +46%
                                                profit

     161       106             +52%             Earnings (i)              500   294 (ii)           +70%

    4.6p      3.0p             +53%             Earnings per share      14.2p  8.3p (ii)           +71%
                                                (i)



                                                Results including
                                                exceptional items

     208       106               +96%           Earnings                  553   284 (ii)           +95%

    5.9p      3.0p               +97%           Earnings per share      15.7p  8.0p (ii)           +96%


  *   Earnings (i) up by GBP55 million (52%).
  * Total operating profit up by 55%. At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 41%.
  *   E&P production volumes up by 18% to 38.4 mmboe.
  *   LNG shipping and marketing volumes increased fourfold.
  *   Three new-build LNG ships purchased for delivery in second half of 2006.
  * Strong Comgas volumes (up 19%) helped drive T&D turnover and operating profit growth.
  * Completed sale of package of North Sea assets realising exceptional profit after tax of GBP47 million.
  *   In the North Sea, Blake Flank began production.
  * Approval of additional investment in Panna/Mukta and Tapti fields in India.
  *   67% exploration and appraisal success rate year to date.

(i) Results excluding exceptional items ('Business Performance') are presented as management believes that exclusion of these items facilitates understanding of the underlying performance and aids comparability of results for the periods presented. For a full reconciliation between the results including and excluding exceptional items and for further details of exceptional items see the consolidated profit and loss account.
(ii) For the first nine months of 2002, earnings include the GBP51 million effect of the change in rate of opening deferred tax balances as a result of the North Sea tax surcharge introduced in the second quarter of 2002.


                              BUSINESS REVIEW

The  results   discussed  in  this  Business  Review  relate  to  BG's  Business
Performance. For the impact and a description of exceptional items see the consolidated profit and loss account.

                                GROUP RESULTS

                                                 Third Quarter
                                               2003         2002
                                               GBPm         GBPm
Turnover                                      1,031          618                                     +67%

Total operating profit

   Exploration and Production                   221          164                                     +35%
   Liquefied Natural Gas                         29           (1 )                                      -
   Transmission and Distribution                 38           10                                    +280%
   Power Generation                              28           28                                        -
   Other activities                              (9 )         (3 )                                  -200%
                                           --------     --------
                                                307          198                                     +55%

Net interest                                    (23 )        (21 )                                   -10%
Tax                                            (114 )        (71 )                                   -61%
Earnings                                        161          106                                     +52%
Earnings per share                             4.6p         3.0p                                     +53%

Capital investment                              247          300                                     -18%

Compared to the same period in 2002, BG delivered a 55% increase in total operating profit. At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 41%, reflecting good volume increases in E&P, LNG shipping and marketing and Comgas.

The net interest charge was GBP2 million higher than in 2002 (see note 4) and the tax charge was based on an effective rate of 40%, which was in line with 2002. Cash flow from operating activities increased by GBP94 million to GBP391 million. As at 30 September, net borrowings were GBP989 million and gearing was 20.0%.

Continuing the growth programme, capital investment was GBP247 million in the quarter, bringing the total for the year to date to GBP743 million. Investment this quarter was principally in the Mediterranean Basin (GBP92 million), Kazakhstan (GBP60 million), the UK (GBP32 million) and Trinidad and Tobago (GBP31 million).

                                  EXPLORATION AND PRODUCTION
                                        Third Quarter


                           2003                               2002
                           GBPm                               GBPm
Production volumes         38.4                               32.6                               +18%
(mmboe)
Turnover                    438                                368                               +19%
Total operating profit      221                                164                               +35%

Average realised oil   GBP17.85                           GBP17.49                                +2%
price per barrel        ($28.92 )                          ($26.50 )                              +9%

Average realised gas     15.29p                             12.85p                               +19%
price per produced
therm

Lifting costs per boe   GBP0.92                            GBP1.15                               -20%
                         ($1.49 )                           ($1.74 )                             -14%

Operating expenditure   GBP1.91                            GBP2.25                               -15%
per boe                  ($3.10 )                           ($3.41 )                              -9%

Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance. Additional Operating and Financial Data is given below.

Production increased by 18% (5.8 mmboe) with new production from the Juno fields in the Easington Catchment Area (ECA - UK), Scarab Saffron (Egypt) and the North Coast Marine Area (Trinidad).

Turnover and operating profit were up 19% and 35% respectively, as the impact of strong volume growth and higher realised prices was partially offset by adverse exchange rate movements. At constant prices and US$/UKGBP exchange rates, operating profit would have increased by 17%.

Unit lifting costs fell by 23 pence per boe reflecting lower cost production on new international fields and one-off maintenance activities during 2002.

Unit operating expenditure fell by 34 pence per boe reflecting the lower lifting costs above and increased production from non-tariff/royalty bearing fields.

The exploration charge of GBP16 milion was GBP5 million lower due to higher seismic activity in 2002.

Capital investment of GBP151 million (2002 GBP236 million) primarily related to continuing investment in Kazakhstan, West Delta Deep Marine (WDDM - Egypt), Miskar (Tunisia) and ECA.

                         Third quarter business highlights

Following production of first oil, on schedule in July, from the new Phase 2 field facilities at Karachaganak, Kazakhstan, it was announced in September that product entering the export pipeline connecting the field and the CPC pipeline had become contaminated with caustic soda. Good progress has been made in rectifying the problem alongside continuing commissioning of the new facilities. Despite the delay to this project, BG expects to be within 2% of its 2003 E&P production target.

On 22 September, the BG-operated Blake Flank development in the North Sea began production, only ten months after project sanction. Blake Flank production, which is exported via existing infrastructure, will extend the production life of the Blake field.

On 18 September, BG announced the completion of the sale of a package of its North Sea assets to Perenco for $135 million. The sale resulted in an exceptional post tax profit of GBP47 million and is effective from 1 January 2003.

In India, BG and its partners secured government approval for further investment in the Panna/Mukta and Tapti fields. The approved projects involve a gross investment of some $140 million, which comprises an infill-drilling programme of up to 18 wells in the Panna/Mukta fields and a four well programme in Tapti. Drilling is scheduled to commence in the first quarter of 2004. The partners are also discussing further development plans for the fields.

In Brazil, BG submitted an application to enter the second exploration phase of Blocks BMS-9, 10 and 11.

In the UK, BG and its partners were awarded four blocks in the 21st Licensing Round. These blocks will strengthen BG's position in the Outer Moray Firth areas where BG already has significant operations. BG will operate Blocks 20/12, 13/22c and 13/27 (part).

Two exploration and appraisal wells have been completed since the second quarter, one of which was succesful, bringing the year to date success rate to 67%.

                            LIQUEFIED NATURAL GAS


                                                              Third Quarter
                                                           2003            2002
                                                           GBPm            GBPm

Turnover                                                    362              73         +396%

Total operating profit

   Shipping and marketing                                    30              (2 )           -
   Atlantic LNG                                               7               5          +40%
   Other including business development                      (8 )            (4 )       -100%
                                                  -------------     -----------
                                                             29              (1 )           -

Capital investment                                           74              27         +174%


The GBP289 million increase in turnover reflected the strong growth of the LNG shipping and marketing business.

Shipping and marketing posted an exceptional performance due to a fourfold increase in volumes delivered into the USA and higher US gas prices. Higher volumes resulted in efficient terminal utilisation and enabled the significant use of lower cost peak capacity during the quarter. Shipping and marketing also sold LNG into the Elba Island regasification terminal using capacity released by the capacity holder. As a result of the above factors, operating profit in this business rose to GBP30 million compared with a loss of GBP2 million in 2002. Operating profit from Atlantic LNG (ALNG) was up GBP2 million as Trains 2 and 3 continued the build-up of production.

Capital investment related primarily to three trains of LNG - ALNG Train 4 and Egyptian LNG (ELNG) Trains 1 and 2.

                          Third quarter business highlights

During the quarter, the Lake Charles operator awarded the EPC contract for Phase 1 of the agreed expansion of the Lake Charles facility, which is expected to be completed by the start of 2006. BG is the holder of all capacity rights in relation to the expansion capacity.

Following previous announcements, BG announced the execution of Sale and Purchase Agreements (SPAs) relating to its long-term LNG supply portfolio. In Egypt, BG Gas Marketing Limited, a wholly-owned subsidiary of BG, signed two fully termed SPAs for the acquisition of the entire 3.6 mtpa output of ELNG Train 2 from BG and its partners in WDDM, with supply expected to commence in 2006. In addition, BG LNG Services, LLC, also a wholly-owned subsidiary of BG, announced the signing of an SPA with Nigeria LNG for 2.5 mtpa LNG supply for 20 years into the Lake Charles import terminal, beginning by 2006.

On 20 October, BG announced an agreement with Samsung Heavy Industries to purchase three new-build LNG ships at a cost of approximately $460 million. The three 145,000 cubic metre ships are expected to be delivered in the second half of 2006.

On 23 October, a joint initiative was announced between BG and KeySpan Corporation, to examine the feasibility of upgrading KeySpan's existing LNG storage and receiving terminal in Providence, Rhode Island, USA. The facility could be ready to receive cargoes by 2005.


                        TRANSMISSION AND DISTRIBUTION


                                                                  Third Quarter
                                                               2003         2002
                                                               GBPm         GBPm

Turnover
    Excluding MetroGAS                                          150           93          +61%
    MetroGAS                                                     47           39          +21%
                                                            -------    ---------
                                                                197          132          +49%

Total operating profit
    Excluding MetroGAS                                           27            -             -
    MetroGAS                                                     11           10          +10%
                                                            -------    ---------
                                                                 38           10         +280%

Capital investment                                               18           22          -18%



Volumes continued to grow strongly at Comgas and Gujarat Gas, driving turnover growth of 49%.

Comgas' operating profit increased by GBP21 million to GBP20 million, due mainly to volume growth of 19% and the deferral of regulatory approval of GBP7 million for gas cost pass-through in 2002. The Brazilian Real/Sterling exchange rate was broadly in line with 2002.

Despite operating in a difficult economic and regulatory environment, MetroGAS posted an operating profit of GBP11 million (2002 GBP10 million) benefiting from the stronger Argentine Peso. Discussions continue with MetroGAS' creditors to implement a sustainable capital structure.

Capital investment was principally on the Comgas network.

                       Third quarter business highlights

Comgas achieved record volumes of gas delivery on 2 July with 11.32 mmcm and added nearly 8,500 new customers during the quarter. Ten new industrial customers were added during the quarter, bringing the number of new industrial customers to 40 for the year to date. The supply to natural gas vehicle stations continues to grow steadily.

In India, Gujarat Gas increased gas distribution volumes by 70% compared to the third quarter of 2002, due mainly to increased industrial sales. Third party transportation in the quarter was also higher at 206 mmcm compared to 293 mmcm for the whole of 2002.

                             POWER GENERATION


                                                                   Third Quarter
                                                                  2003        2002
                                                                  GBPm        GBPm

Turnover                                                            36          37         -3%
Total operating profit                                              28          28           -
Capital investment                                                   -           9           -

                       Third quarter business highlights

With the remaining 100 MW of the new Premier Power plant in Northern Ireland entering commercial operation at the end of September, the entire 600 MW is now complete and in commercial operation. Premier Power is the first company to introduce CCGT technology into Northern Ireland's power generation mix.

                              OTHER ACTIVITIES

Other activities principally comprise New Business development expenditure and certain corporate costs.

In the quarter, Other activities made a loss of GBP9 million compared to a loss in 2002 of GBP3 million. The lower loss in 2002 was due mainly to the release, in that year, of a surplus provision on certain long-term gas contracts.

                                  OUTLOOK

"BG continued to make good progress during the third quarter and I am delighted to report that we are well on course to deliver another year of strong growth."

Sir Richard Giordano
6 November 2003



                                LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) development of new markets, (iv) the development and commencement of commercial operations of new projects, (v) plans for capital and investment expenditure and (vi) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices,
(ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2002. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.



                          SUPPLEMENTARY INFORMATION


                  Definitions

In these results:
bcf      billion cubic feet
bcfd     billion cubic feet per day
bcmpa    billion cubic metres per annum
boe      barrels of oil equivalent
boed     barrels of oil equivalent per day
bopd     barrels of oil per day
CCGT     combined cycle gas turbine
DCQ      daily contracted quantity
DTI      Department of Trade and Industry
E&P      Exploration and Production
EPC      engineering, procurement and construction
EPIC     engineering, procurement, installation and commissioning
FEED     front end engineering design
GW       gigawatt
LNG      Liquefied Natural Gas
m        million
mmboe    million barrels of oil equivalent
mmcfd    million cubic feet per day
mmcmd    million cubic metres per day
mmscfd   million standard cubic feet per day
mmscm    million standard cubic metres
mmscmd   million standard cubic metres per day
mtpa     million tonnes per annum
MW       megawatt
ROACE    return on average capital employed
T&D      Transmission and Distribution
PSA      production sharing agreement
UKCS     United Kingdom Continental Shelf


                    CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                 Third Quarter


                                             2003                                 2002
                               Total     Excep-tional       Busi-     Total   Excep-tional     Busi-
                                                items        ness                    items      ness
                                                          perfor-                            perfor-
                                                            mance                              mance
                       Notes    GBPm             GBPm        GBPm      GBPm           GBPm      GBPm

Turnover                 3     1,031                -       1,031       618              -       618
Operating costs                 (765   )            -        (765   )  (456 )            -      (456 )
                               ----------------------------------     --------------------------------
Group operating profit   3       266                -         266       162              -       162
Share of operating                41                -          41        36              -        36
profits less
   losses in joint
ventures and
associated undertakings
                               ----------------------------------     --------------------------------
Total operating profit   3       307                -         307       198              -       198
Profit on disposal of    2        79               79           -         -              -         -
   fixed assets
                               ----------------------------------     --------------------------------
Profit on ordinary               386               79         307       198              -       198
activities
Net interest             4       (23   )            -         (23   )   (21 )            -       (21 )
                               ----------------------------------     --------------------------------
Profit on ordinary               363               79         284       177              -       177
activities before
taxation
Tax on profit on                (146   )          (32   )    (114   )   (71 )            -       (71 )
ordinary
   activities
                               ----------------------------------     --------------------------------
Profit on ordinary               217               47         170       106              -       106
activities after
taxation
Minority shareholders'            (9   )            -          (9   )     -              -         -
interest
                               ----------------------------------     --------------------------------
Earnings                         208               47         161       106              -       106
                               ----------------------------------     --------------------------------
Earnings per ordinary    6      5.9p             1.3p        4.6p      3.0p              -      3.0p
share (i)



i) There is no difference between basic and diluted earnings per ordinary share.


                                 CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                           First Nine Months



                                            2003                               2002
                                Total   Excep-tional     Busi-     Total   Excep-tional      Busi-
                                               items      ness                    items       ness
                                                       perfor-                             perfor-
                                                         mance                               mance
                      Notes      GBPm           GBPm      GBPm      GBPm           GBPm       GBPm

Turnover                 3      2,700              -     2,700     1,912              -      1,912
Operating costs                (1,914 )            -    (1,914 )  (1,388 )            -     (1,388 )
                               ---------------------------------   ---------------------------------
Group operating profit   3        786              -       786       524              -        524
Share of operating                138              -       138       110              -        110
profits less    losses
in joint ventures and
 associated undertakings
                               ---------------------------------   ---------------------------------
Total operating profit   3        924              -       924       634              -        634
Profit/(loss) on         2         85             85         -       (10 )          (10  )       -
disposal of
   fixed assets
                               ---------------------------------   ---------------------------------
Profit on ordinary              1,009             85       924       624            (10  )     634
activities
Net interest             4        (65 )            -       (65 )     (60 )            -        (60 )
                               ---------------------------------   ---------------------------------
Profit on ordinary                944             85       859       564            (10  )     574
activities before
taxation
Tax on profit on         5       (376 )          (32 )    (344 )    (280 )            -       (280 )
ordinary
   activities
                               ---------------------------------   ---------------------------------
Profit on ordinary                568             53       515       284            (10  )     294
activities after
taxation
Minority shareholders'            (15 )            -       (15 )       -              -          -
interest
                               ---------------------------------   ---------------------------------
Earnings                          553             53       500       284            (10  )     294
                               ---------------------------------   ---------------------------------
Earnings per ordinary    6      15.7p           1.5p     14.2p      8.0p          (0.3)  p    8.3p
share (i)


i) There is no difference between basic and diluted earnings per ordinary share.


                         CONSOLIDATED STATEMENT OF TOTAL
                            RECOGNISED GAINS AND LOSSES
                                First Nine Months

                                                        2003                                                  2002
                                                        GBPm                                                  GBPm

Earnings                                                 553                                                   284

Currency translation adjustments (i)                      57                                                  (372    )
-----------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses                        610                                                   (88    )
-----------------------------------------------------------------------------------------------------------------------

i) The movement in 2003 includes the retranslation of the Group's net investments in Comgas GBP48 million (2002 GBP (194) million) and MetroGAS GBP17 million (2002 GBP(84) million).


                              CONSOLIDATED BALANCE SHEET

                                                                                   As at
                                                    30 Sept                       31 Dec
                                                       2003                         2002
                                                       GBPm                         GBPm

 Fixed assets:
  Intangible assets                                     871                          812
  Tangible assets                                     4,340                        4,102
  Investments                                           851                          742
                                                  ------------------------     ------------------------
                                                      6,062                        5,656
Current assets:
  Stocks                                                134                          105
  Debtors: amounts falling due within one year          768                          661
  Debtors: amounts falling due after one year           101                           93
  Investments                                            97                          127
  Cash at bank and in hand                              205                          141
                                                  ------------------------     ------------------------
                                                      1,305                        1,127
Creditors: amounts falling due within one year:
  Borrowings                                           (727              )          (580              )
  Other creditors                                      (908              )          (999              )
                                                  ------------------------     ------------------------
                                                     (1,635              )        (1,579              )
-------------------------------------------------------------------------------------------------------
Net current liabilities                                (330              )          (452              )
-------------------------------------------------------------------------------------------------------
Total assets less current liabilities                 5,732                        5,204

Creditors: amounts falling due after more than
one year:
  Borrowings                                           (564              )          (690              )
  Other creditors                                      (171              )          (190              )
                                                  ------------------------     ------------------------
                                                       (735              )          (880              )

Provisions for liabilities and charges               (1,051              )          (976              )
-------------------------------------------------------------------------------------------------------
                                                      3,946                        3,348
-------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
BG shareholders' funds                                3,880                        3,324
Minority shareholders' interest                          66                           24
-------------------------------------------------------------------------------------------------------
                                                      3,946                        3,348
-------------------------------------------------------------------------------------------------------



                             MOVEMENT IN BG SHAREHOLDERS' FUNDS

         Third Quarter                                                          First Nine Months
   2003     2002                                                             2003                 2002
   GBPm     GBPm                                                             GBPm                 GBPm

    208      106                 Profit for the financial period              553                  284
      1        -                 Issue of shares                                2                    3
      -        -                 Dividend                                     (56              )   (55 )
     10     (157       )         Currency translation adjustments              57                 (372 )
--------------------------------------------------------------------------------------------------------
    219      (51 )               Net movement in BG shareholders' funds       556                 (140 )
                                 for
                                 the financial period

  3,661    3,317                 BG shareholders' funds at the beginning    3,324                3,406
                                 of
                                 the period:
--------------------------------------------------------------------------------------------------------

  3,880    3,266                 BG shareholders' funds as at 30            3,880                3,266
                                 September

--------------------------------------------------------------------------------------------------------


                                   CONSOLIDATED CASH FLOW STATEMENT

               Third Quarter                                                       First Nine Months
    2003       2002                                                            2003              2002
    GBPm       GBPm                                                            GBPm              GBPm

     307        198                     Total operating profit                  924               634
     (41 )      (36 )                   Less: share of operating profit in     (138        )     (110 )
                                        joint ventures and associated
                                        undertakings
-------------------------------------------------------------------------------------------------------
     266        162                     Group operating profit                  786               524
     118         95                     Depreciation and amortisation           319               297
       2          3        Unsuccessful                                 25                10
                            exploration
                            expenditure
                            written off
      (1 )      (15 )                   Provisions                               (2        )      (22 )
       6         52                     Working capital                         (93        )      (72 )
-------------------------------------------------------------------------------------------------------
     391        297                     Net cash flow from operating          1,035               737
                                        activities

       6          8                     Dividends from joint ventures and        41                39
                                        associated undertakings

      (9 )      (11 )                   Returns on investments and              (25        )      (20 )
                                        servicing of finance (i)

    (107 )      (63 )                   Tax paid                               (281        )     (167 )

    (246 )     (291 )                   Capital expenditure and investment     (766        )   (1,098 )
                                         (ii) (iii)

      73          2                     Proceeds from sales of assets (iv)       81                 7

     (55 )        -                     Equity dividends paid                  (110        )      (52 )

     (37 )      (29 )                   Management of liquid resources           35               254
-------------------------------------------------------------------------------------------------------
      16        (87 )                   Net cash flow before financing           10              (300 )

       1          -                     Changes in share capital                  2                 3
       1          2                     Shares issued to minority                 3                 5
                                        interests
      16         93                     Net movement in gross borrowings         51               345
 -------    -------                                                         -------           -------
      18         95                     Net cash flow from financing             56               353
                                        activities
-------------------------------------------------------------------------------------------------------
      34          8                     NET MOVEMENT IN CASH                     66                53
     178        138                     Opening cash                            141                92
      (7 )       11                     Changing values of currency              (2        )       12
-------------------------------------------------------------------------------------------------------
     205        157                     CLOSING CASH                            205               157
-------------------------------------------------------------------------------------------------------


i)   Includes capitalised interest for the third quarter of GBP6 million
     (2002 GBP2 million) and for the nine months of GBP17 million
     (2002 GBP8 million).
ii)  Includes loans to joint ventures and associated undertakings.
iii) In 2002 nine months, includes cash acquired of GBP57 million on the purchase of a subsidiary undertaking.
iv)  Includes repayment of loans by joint ventures and associated undertakings.



                    RECONCILIATION OF NET BORROWINGS
                         First Nine Months


                                                                                      GBPm

Net borrowings as at 1 January 2003                                                 (1,002 )
Net increase in cash in the period                                                      66
Cash inflow from the management of liquid resources                                    (35 )
Cash inflow from change in gross borrowings                                            (51 )
Foreign exchange                                                                        33
------------------------------------------------------------------------------------------------
Net borrowings as at 30 September 2003                                                (989 )
------------------------------------------------------------------------------------------------


Net borrowings attributable to MetroGAS (including Gas Argentino) and Comgas were GBP367 million (1 January 2003 GBP386 million), of which GBP254 million related to MetroGAS.

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 20.0% (1 January 2003 23.0%).

As at 30 September 2003, BG's share of the net borrowings in joint ventures and associated undertakings amounted to approximately GBP650 million, including BG shareholder loans of approximately GBP320 million. These net borrowings are included in BG's share of the net assets in joint ventures and associated undertakings which are consolidated in BG's accounts.


Notes


1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG's statutory accounts for the year ended 31 December 2002, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.


2. Exceptional items

   Third Quarter                                                         First Nine Months
2003    2002                                                          2003              2002
GBPm    GBPm                                                          GBPm              GBPm

  79       -           Profit/(loss) on disposal of fixed assets        85               (10         )
------------------------------------------------------------------------------------------------------
 (32  )    -           Tax impact                                      (32         )       -
------------------------------------------------------------------------------------------------------
  47       -           Impact on earnings                               53               (10         )
------------------------------------------------------------------------------------------------------

2003 third quarter:  Disposal of investment

BG disposed of a number of North Sea gas production assets for a profit of GBP79 million. The resulting tax impact was a GBP32 million charge, leading to a net GBP47 million increase in earnings. Proceeds of GBP72 million arose on the sale.


2003 second quarter: Disposal of investment

BG disposed of 50% of its 100% investment in BG Brindisi LNG S.p.A, realising a GBP6 million profit.


2002 second quarter: Disposal of investment

BG disposed of its 100% investment in Iqara EcoFuels Limited, realising a GBP7 million loss.



3. Segmental analysis


                    Third Quarter                 Turnover excluding share of     First Nine Months
                                                  joint ventures
     2003                   2002                                                   2003       2002
     GBPm                   GBPm                                                   GBPm       GBPm

      438                    368                  Exploration and Production      1,319      1,128
      362                     73                  Liquefied Natural Gas             759        198
      197                    132                  Transmission and                  506        422
                                                  Distribution
       36                     37                  Power Generation                  126        141
        2                     23                  Other activities                    2         63
       (4              )     (15              )   Less: intra-group sales           (12 )      (40   )
------------------------------------------------------------------------------------------------------
    1,031                    618                                                  2,700      1,912
------------------------------------------------------------------------------------------------------




                          Group operating     Share of operating profit in      Total operating profit/
                           profit/(loss)      joint ventures and associated              (loss)
                                                      undertakings
Third Quarter            2003       2002        2003     2002      2003       2002
                         GBPm       GBPm        GBPm     GBPm      GBPm       GBPm

Exploration and           221        164           -        -       221        164
Production
Liquefied Natural Gas      22         (6  )        7        5        29         (1                      )
Transmission and           28          2          10        8        38         10
Distribution
Power Generation            4          5          24       23        28         28
Other activities           (9  )      (3  )        -        -        (9  )      (3                      )
---------------------------------------------------------------------------------------------------------
                          266        162          41       36       307        198
---------------------------------------------------------------------------------------------------------
First Nine Months

Exploration and           708        517           -        -       708        517
Production
Liquefied Natural Gas      25        (15  )       35       18        60          3
Transmission and           52          7          30       24        82         31
Distribution
Power Generation           21         25          73       68        94         93
Other activities          (20  )     (10  )        -        -       (20  )     (10                      )
---------------------------------------------------------------------------------------------------------
                          786        524         138      110       924        634
---------------------------------------------------------------------------------------------------------


BG's share of turnover and operating profit in joint ventures for the third quarter was GBP65 million (2002 GBP25 million) and GBP24 million (2002 GBP22 million) respectively; and for the nine months was GBP181 million (2002 GBP114 million) and GBP69 million (2002 GBP61 million) respectively.


4. Net interest



           Third Quarter                                                           First Nine Months
 2003       2002                                                                  2003           2002
 GBPm       GBPm                                                                  GBPm           GBPm

  (14     )   (9        )          Net interest payable                            (38         )  (26  )
    6          2                   Interest capitalised                             17              8
--------------------------------------------------------------------------------------------------------
   (8     )   (7        )                                                          (21         )  (18  )

   (3     )   (3        )          Unwinding of discount on provisions (i)          (9         )   (9  )
   (2     )   (2        )          Unwinding of discount on deferred income         (6         )   (6  )
--------------------------------------------------------------------------------------------------------
  (13     )  (12        )          Net interest:    Group                          (36         )  (33  )
   (7     )   (6        )                           Joint ventures                 (20         )  (19  )
   (3     )   (3        )                           Associated undertakings         (9         )   (8  )
--------------------------------------------------------------------------------------------------------
  (23     )  (21        )          Total net interest                              (65         )  (60  )
--------------------------------------------------------------------------------------------------------


i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.


5. Taxation - first nine months

The taxation charge for the period before exceptional items was GBP344 million (2002 GBP280 million), representing an effective tax rate of 40% and the taxation charge including exceptional items was GBP376 million (2002 GBP280 million), representing an effective tax rate of 40%.

The charge incorporates the rate changes enacted in the Finance Act 2002 and in 2002 this included a GBP51 million charge relating to opening UK deferred tax balances. On a comparable basis, the 2002 effective tax rate was 40% before exceptional items.


6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items


          Third Quarter                                                      First Nine Months
        2003              2002                                              2003              2002
-------------------------------------------------------------------------------------------------------
GBPm       Pence     GBPm    Pence                                   GBPm      Pence     GBPm   Pence
            per                per                                               per              per
          share              share                                             share            share

208         5.9       106      3.0     Earnings                       553       15.7      284     8.0
(47 )      (1.3 )       -        -     (Profit)/loss on disposals     (53 )     (1.5 )     10     0.3
-------------------------------------------------------------------------------------------------------
161         4.6       106      3.0     Earnings - excluding           500       14.2      294     8.3
                                       exceptional items
-------------------------------------------------------------------------------------------------------

Earnings  and  earnings  per  share  before  interest,   tax,  depreciation  and
amortisation - including and excluding exceptional items



          Third Quarter                                                      First Nine Months
        2003              2002                                              2003              2002
-------------------------------------------------------------------------------------------------------
GBPm      Pence      GBPm    Pence                                   GBPm      Pence     GBPm   Pence
            per                per                                               per              per
          share              share                                             share            share

208         5.9       106      3.0     Earnings                       553       15.7      284     8.0
  9         0.3         -        -     Minority interest               15        0.4        -       -
146         4.1        71      2.0     Tax                            376       10.6      280     8.0
 23         0.6        21      0.6     Interest                        65        1.8       60     1.7
118         3.3        95      2.7     Depreciation and               319        9.1      297     8.4
                                       amortisation
-------------------------------------------------------------------------------------------------------
504        14.2       293      8.3     EBITDA - including           1,328       37.6      921    26.1
                                       exceptional items

(79 )      (2.2 )       -        -     (Profit)/loss on disposals     (85 )     (2.4 )     10     0.3
-------------------------------------------------------------------------------------------------------
425        12.0       293      8.3     EBITDA - excluding           1,243       35.2      931    26.4
                                       exceptional items
-------------------------------------------------------------------------------------------------------

Earnings per share calculations in 2003 are based on shares in issue of 3,527 million (2002 3,524 million).

There is no difference between the figures presented above and diluted earnings per share.
--------------------------------------------------------------------------------



7. Capital investment - geographical analysis


            Third Quarter                                                        First Nine
                                                                                    Months
          2003        2002                                                   2003         2002
          GBPm        GBPm                                                   GBPm         GBPm
            32          74    UK                                              113          260
            60          99    Kazakhstan                                      210          330
            92          58    Mediterranean Basin                             239          168
            31          24    Trinidad and Tobago                              96           74
             5           5    India                                            10          266
            15          18    Southern Cone of South America                   48           49
            12          22    Other                                            27           42
----------------------------------------------------------------------------------------------
           247         300                                                    743        1,189
----------------------------------------------------------------------------------------------



8. Quarterly information: earnings and earnings per share



                                                  2003         2002         2003         2002
                                                  GBPm         GBPm        pence        pence

First quarter
   - including exceptional items                   179          130          5.1          3.7
   - excluding exceptional items                   179          133          5.1          3.8
Second quarter
   - including exceptional items                   166           48          4.7          1.4
   - excluding exceptional items                   160           55          4.5          1.6
Third quarter
   - including exceptional items                   208          106          5.9          3.0
   - excluding exceptional items                   161          106          4.6          3.0
Fourth quarter
   - including exceptional items                                126                       3.6
   - excluding exceptional items                                130                       3.7
---------------------------------------------------------------------------------------------
Full year
   - including exceptional items                                410                      11.6
   - excluding exceptional items                                424                      12.0
---------------------------------------------------------------------------------------------


Supplementary information: Exploration and Production - operating and financial data



 Third Quarter                                                                      First Nine
                                                                                      Months
   2003      2002                                                                2003        2002

                           Production volumes (mmboe)
    6.1       5.7    +7%       - oil                                             17.7        16.7     +6%
    4.3       4.5    -4%       - liquids                                         13.7        14.3     -4%
   28.0      22.4   +25%       - gas                                             83.3        68.5    +22%
-------   -------                                                            --------    -------
   38.4      32.6   +18%       - total                                          114.7        99.5    +15%
-------   -------                                                            --------    -------

 GBP17.85) GBP17.49) +2%   Average realised oil price per barrel              GBP18.14)  GBP16.56)   +10%
($28.92   ($26.50    +9%                                                      ($29.22     ($24.25    +20%

 GBP9.3 )  GBP8.55 )  +9%   Average realised liquids price per barrel         GBP8.84)    GBP7.59)   +16%
($15.08   ($12.96   +16%                                                      ($14.23     ($11.12    +28%

 15.74p    13.31p   +18%   Average realised UK gas price per produced therm    16.40p      15.73p     +4%

 14.94p    12.39p   +21%   Average realised International gas price per        13.96p      12.36p    +13%
                           produced therm

 15.29p    12.85p   +19%   Average realised gas price per produced therm       15.11p      14.12p     +7%

 GBP0.92 ) GBP1.15 )-20%   Lifting costs per boe                              GBP0.94 )   GBP1.04 )  -10%
 ($1.49    ($1.74   -14%                                                       ($1.52      ($1.52       -

 GBP1.91 ) GBP2.25 )-15%   Operating expenditure per boe                      GBP1.89 )   GBP2.11 )  -10%
 ($3.10    ($3.41    -9%                                                       ($3.04      ($3.09     -2%

    114       202   -44%   Development expenditure (GBPm)                           352         538    -35%

                           Gross exploration expenditure (GBPm)
     30        30      -       - capitalised expenditure                          126         221    -43%
     14        18   -22%       - other expenditure                                 30          48    -38%
-------   -------                                                            --------    -------
     44        48    -8%       - gross expenditure                                156         269    -42%
-------   -------                                                            -------     -------



BG's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, assuming a normal volume mix, a $1.00 movement in the Brent price would have an impact on operating profit in 2003 of approximately GBP30 million.

BG's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of revenues and costs. Management estimates that for 2003 a 10 cent movement in the US$/UKGBP exchange rate would have an impact on operating profit of GBP40 million to GBP50 million.

Following the annual price revision, UK gas contracted prices are expected to increase to around 17 pence per therm for the 2003/2004 gas year, which commenced on 1 October 2003.


Enquiries

Enquiries relating to BG's results,
business and financial                      General enquiries about shareholder
position should be made to:                 matters should be made to:
Investor Relations Department               Lloyds TSB Registrars
BG Group plc                                The Causeway
100 Thames Valley Park Drive                Worthing
Reading                                     West Sussex
Berkshire                                   BN99 6DA
RG6 1PT
Tel: 0118 929 3025                          Tel: 0870 600 3951
e-mail: invrel@bg-group.com

Financial Calendar

LNG business presentation                                      13 November 2003
Announcement of 2003 fourth quarter and full                   17 February 2004
year results and annual strategy presentation
Announcement of 2004 first quarter results                     11 May 2004


BG Group plc website: www.bg-group.com

Registered office
100 Thames Valley Park Drive, Reading  RG6 1PT
Registered in England No. 3690065


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 06 November 2003                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary